Exhibit 99.1

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)*

ASSETS

CURRENT ASSETS
Cash	$1,181,159	$583,926
Accounts receivable, net	29,479	17,160
Due from related parties	987,230	389,130
Digital assets	3,708,612	-
Prepaid expenses and other current assets	3,392,710	4,480,810
Receivable from disposal of subsidiaries	577,432	-
Loan receivable from third parties, current	18,794,286	16,996,022

Total current assets	28,670,908	22,467,048

NON-CURRENT ASSETS
Property and equipment, net	10,692	5,117
Receivable from disposal of subsidiaries-Non current	1,058,504	-

Total noncurrent assets	1,069,196	5,117

Assets from discontinued operations	-	5,359,383

TOTAL ASSETS	$29,740,104	$27,831,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$38,708	500
Accrued liabilities and other payables	2,210,298	617,944
Taxes payable	35,439	4,594
Due to related parties	800	800

Total current liabilities	2,285,245	623,838

Liabilities from discontinued operations	-	4,139,167

TOTAL LIABILITIES	2,285,245	4,763,005

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Preferred shares, par value $0.025, 100,000,000 shares authorized, nil shares issued and outstanding as of June 30, 2026 and December 31, 2025 , respectively	-	-
Class A Common shares, par value $0.025, 160,000,000 shares authorized, 2,746,211 and 118,584 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	68,655	2,964
Class B Common shares, par value $0.0001, 100,000,000 shares authorized, 3,600,000 and 3,600,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	360	360
Additional paid-in capital	45,330,367	33,706,703
Subscription receivable	(4,814,678)	-
Statutory Reserve	558,727	458,832
Accumulated other comprehensive loss	(93,097)	(147,070)
Accumulated deficit	(13,599,360)	(11,066,628)

Total Company shareholders’ equity	27,450,974	22,955,161

Non-controlling interest	3,885	113,382

Total shareholders’ equity	27,454,859	23,068,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,740,104	$27,831,548

*	Certain prior-period amounts have been reclassified for discontinued operations presentation, with corresponding explanation in Note 4

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the Six Months Ended June 30,
	2026	2025

Net revenues	$756,805	$-

Cost of revenues	679,307	-

Gross profit	77,498	-

Operating expenses
Selling expenses	356,537	327,891
General and administrative expenses	3,164,070	4,817,512

Total operating expenses	3,520,607	5,145,403

Loss from operations	(3,443,109)	(5,145,403)

Other income (expenses)
Interest income	19,366	142
Other income	83,330	3,638

Total other income	102,696	3,780

Loss before income tax	(3,340,413)	(5,141,623)

Less: income tax expense	127	-

Net loss from continuing operation	(3,340,540)	(5,141,623)
Net income from discontinued operations	912,298	405,921

Net loss	(2,428,242)	(4,735,702)

Less: net income attributable to non-controlling interests from continuing operation	2,909	-
Less: net income attributable to non-controlling interests from discontinued operation	1,686	21,576

Net loss attributable to the Company from continuing operation	(3,343,449)	(5,141,623)
Net income attributable to the Company from discontinued operation	910,612	384,345

Net loss attributable to common shareholders of Baiya International Group Inc.	$(2,432,837)	(4,757,278)

Comprehensive income (loss)
Other comprehensive income
Foreign currency translation gain attributable to the Company	53,973	17,504
Foreign currency translation gain attributable to noncontrolling interest	949	4,646
Total other comprehensive income	54,922	22,150
Comprehensive loss attributable to common shareholders of Baiya International Group Inc.	(2,378,864)	(4,739,774)
Comprehensive income attributable to noncontrolling interest	8,079	26,222

Total comprehensive loss	$(2,370,785)	$(4,713,552)

Net loss per common share
Basic and diluted *	$(0.54)	$(96.15)

Weighted average number of common shares outstanding
Basic and diluted *	4,535,080	49,475

*	retroactively reflect 1-for-25 reverse stock split effective on December 29, 2025 and 1-for-10 reverse stock split effective on July 10, 2026

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	Preferred shares		Class A - Common shares		Class B - Common shares		Additional paid-in	Subscription	Statutory	Accumulated other comprehensive income	Retained earnings (accumulated	Total Baiya’s shareholders’	Non-controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	receivable	reserve	(loss)	deficit)	equity	interests	equity

Balance at January 1, 2026	-	$-	118,584	$2,964	3,600,000	$360	$33,706,703	$-	$458,832	$(147,070)	$(11,066,628)	$22,955,161	$113,382	$23,068,543

Stock issued for Equity financing	-	-	2,569,577	64,240	-	-	10,213,475	(4,814,678)	-	-	-	5,463,037	-	5,463,037

IPO Escrow account release	-	-	-	-	-	-	500,000	-	-	-	-	500,000	-	500,000

Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(117,600)	(117,600)

Transfer to statutory reserve	-	-	-	-	-	-	-	-	99,895	-	(99,895)	-	-	-

Shares issued for fractional share round up	-	-	1,553	39	-	-	-	-	-	-	-	39	-	39

Shares issued for stock compensation expense	-	-	56,497	1,412	-	-	910,189	-	-	-	-	911,601	-	911,601

Net (loss) income	-	-	-	-	-	-	-	-	-	-	(2,432,837)	(2,432,837)	4,595	(2,428,242)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	53,973	-	53,973	3,508	57,481

Balance at June 30, 2026	-	$-	2,746,211	$68,655	3,600,000	$360	$45,330,367	$(4,814,678)	$558,727	$(93,097)	$(13,599,360)	$27,450,974	$3,885	$27,454,859

Balance at January 1, 2025	-	$-	40,000	$1,000	-	$-	$1,796,285	$-	$380,901	$(221,139)	$(1,456,778)	$500,269	$49,795	$550,064

Issuance of common stock for the IPO	-	-	10,000	250	-	-	7,099,058	-	-	-	-	7,099,308	-	7,099,308

Issuance of common stock	-	-	26,856	670	-	-	17,815,339	-	-	-	-	17,816,009	-	17,816,009

Shares issued for stock compensation expense	-	-	3,138	78	1,600,000	160	1,736,498	-	-	-	-	1,736,736	-	1,736,736

Net (loss) income	-	-	-	-	-	-	-	-	-	-	(4,757,278)	(4,757,278)	21,576	(4,735,702)
												-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	17,504	-	17,504	4,646	22,150

Balance at June 30, 2025	-	$-	79,994	$1,999	1,600,000	$160	$28,447,180	$-	$380,901	$(203,635)	$(6,214,056)	$22,412,549	$76,017	$22,488,566

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the Six Months Ended June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,428,242)	$(4,735,702)
Net income from discontinued operations	912,298	405,921
Net loss from continuing operations	(3,340,540)	(5,141,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	756	-
Unrealized loss on digital assets	292,717	-
Stock compensation expense	1,191,281	1,736,736
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(11,656)	-
Decrease in advance to suppliers, net	811,679	-
Increase in prepaid expenses and other current assets	(3,202)	(3,171,083)
Increase (Decrease) in accounts payable	37,767	(300)
Increase (Decrease) in accrued liabilities and other payables	6,917	4,940
Increase in taxes payable	30,424	-

Net cash used in operating activities from continuing operations	(983,857)	(6,571,330)
Net cash provided by operating activities from discontinued operations	799,040	185,753

Net cash used in operating activities	(184,817)	(6,385,577)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(6,330)	-
Purchase of digital assets	(3,599,441)	-
Gains from sale of digital assets	81,730	-
Cash received from sale of subsidiary	199,826	-
Cash disposed as a result of disposal of subsidiaries	(932,492)
Loan to related parties	(575,249)	(550,695)
Repayment of loan to third party	200,000	-

Net cash used in investing activities from continuing operations	(4,631,956)	(550,695)
Net cash provided by (used in) investing activities from discontinued operations	1,020	(1,704,691)

Net cash used in investing activities	(4,630,936)	(2,255,386)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	4,058,212	7,995,267

Net cash provided by financing activities from continuing operations	4,058,212	7,995,267
Net cash used in financing activities from discontinued operations	(221,046)	(124,302)

Net cash provided by financing activities	3,837,166	7,870,965

EFFECT OF EXCHANGE RATE CHANGES ON CASH	40,805	11,406

NET DECREASE IN CASH	(937,782)	(758,592)

CASH, BEGINNING OF PERIOD (INCLUDED $ 1,535,015 and $1,668,069 FROM DISCONTINUED OPERATIONS)	2,118,941	1,668,291

CASH, END OF PERIOD	$1,181,159	$909,699
	-
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:
Cash and equivalents	$1,181,159	$873,464
Cash and equivalents included in discontinued operations	$-	$36,235

Supplemental disclosure information of cash flow:
Cash paid for income tax	$-	$-
Cash paid for interest	$688	$33,679

Supplemental non-cash information:
Right of use assets obtained in exchange for operating lease liability	$-	$71,398
Issuance of common stock in exchange for digital assets (USDT)	$1,404,563	$-
Issuance of common stock in exchange for subscription receivable	$4,814,678	$-
Investor deposit received	$1,585,437	$-
Loan receivable to a third party funded through transfer of digital assets (USDT)	$1,998,264	$-

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

1. Organization and Description of Business

Baiya International Group Inc. (“Baiya”, or the “Company”) was incorporated on October 18, 2021, under the laws of the Cayman Islands with limited liability. As a holding company with no material operations of its own, prior to the Disposition described below, Baiya conducts all of the operations in mainland China of People’s Republic of China (“PRC” or “China”) through the contractual arrangements (the “Contractual Arrangements”), with Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”), which is a variable interest entity (the “VIE”), and its subsidiaries, or collectively, “PRC operating entities”. The PRC operating entities mainly engaged in providing job matching service, entrusted recruitment service, project outsourcing service and labor dispatching service to business enterprises and organizations in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region.

Baiya owns 100% of the equity interests of Ruifeng International Group Limited (“Ruifeng BVI”), a limited liability company formed under the laws of British Virgin Islands (“BVI”) on October 25, 2021.

Ruifeng BVI owns 100% of Juxing Investment Group (Hong Kong) Limited (“Juxing HK”), a limited liability company formed in Hong Kong on November 3, 2021.

On December 9, 2021, Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”) was incorporated pursuant to PRC mainland China laws as a wholly foreign owned enterprise of Juxing HK.

On March 25, 2025, Baiya incorporated Baiya International Group Inc. (“Baiya US”), a corporation organized under the laws of State of Delaware, as Baiya’s wholly owned subsidiary. On May 20, 2025, Baiya incorporated HK Baiya International Group Limited (“Baiya HK”), a limited liability company under the laws of Hong Kong, as Baiya’s wholly owned subsidiary.

On July 8, 2025, Baiya HK incorporated a direct subsidiary, Baiya (Chengdu) Enterprise Management Consulting Co., Ltd. (“Baiya Chengdu”), a wholly foreign owned enterprise under the laws of PRC mainland China.

On June 3, 2025, Baiya incorporated a wholly owned subsidiary, BIYA PTE. LTD. (“BIYA Singapore”), a limited liability company under the laws of Singapore.

On July 15, 2025, Baiya US incorporated BIYA Universal Media Inc. (“BIYA Media”), a corporation under the laws of state of Delaware, as its wholly owned subsidiary.

On December 23, 2025, Baiya Chengdu duly incorporated Chuzhou Baiwo Technology Co., Ltd. (“Chuzhou Baiwo”) with a 51% equity ownership, under the laws of PRC mainland China. Chuzhou Baiwo is mainly engaged in operating an intelligent SaaS-enabled new-economy human capital platform focused on the full lifecycle management of freelance talent.

Ruifeng BVI, BIYA PTE. LTD., and BIYA Universal Media Inc. are currently not engaging in any active business operations and merely acting as holding companies.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 29, 2021. The Reorganization involved the formation of Baiya, Ruifeng BVI, Juxing HK and the Pengze WFOE, and execution of a series of contractual agreements among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan (representing 95% equity ownership in Gongwuyuan).

On December 29, 2021, Pengze WFOE entered into a series of contractual arrangements with certain shareholders of Gongwuyuan. These agreements include Business Operation Agreement and Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Disposal Agreement, Equity Pledge Agreement and Agency Agreement (collectively the “Contractual Arrangements”). Pursuant to the Contractual Arrangements, Pengze WFOE has the exclusive right to provide Gongwuyuan consulting and all the technical support services related to business operations including technology and management consulting services.

As a result of the Contractual Arrangements entered among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan, Gongwuyuan is considered as VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Consequently, Baiya, through the Pengze WFOE, obtains the power to direct the activities that most significantly affects the economic performance of Gongwuyuan and receives the economic benefits that could be significant to Gongwuyuan, and became the primary beneficiary of Gongwuyuan. The Company treats its VIE and its subsidiaries as the consolidated entities under U.S. GAAP.

The Company, together with its wholly owned subsidiaries and its VIE, is effectively controlled by the same majority shareholders group who act in concert before and after the Reorganization, and therefore the Reorganization is considered as a reorganization of entities under common control. The consolidation of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statement.

On June 8, 2026, Baiya entered into a share purchase agreement (the “SPA”) with Shengshi International Group Inc., a Cayman Islands exempted company (the “Purchaser”), and Juxing, a wholly owned subsidiary of the Company. Pursuant to the SPA, the Company agreed to sell 100% of its equity interest in Juxing to the Purchaser for aggregate consideration of $2.0 million (the “Disposition”).

Juxing owns 100% of Shenzhen Pengze Future Technology Co., Ltd., which controls Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”) through a series of contractual arrangements with certain variable interest entities (“VIEs”), including Gongwuyuan and its subsidiaries and shareholders. Upon completion of the Disposition on June 25, 2026, the Purchaser became the sole shareholder of Juxing and will indirectly control the VIEs.

As of June 30, 2026, the consolidated financial statements of the Company include the following entities:

	Place and date of	% of ownership
Name of entities	incorporation	Direct	Indirect	Principal activities
Parent company
Baiya	Cayman Island/ October 18, 2021	Parent		Investment holding
Subsidiaries of Baiya
Ruifeng BVI	BVI/October 25, 2021	100%		Investment holding
Baiya US	USA/ March 25, 2025	100%		Investment holding
Baiya HK	PRC – Hong Kong/ May 20, 2025	100%		Investment holding
Baiya Chengdu	PRC – Mainland China/ May 20, 2025		100% owned by Baiya HK	Consultancy and management support
BIYA Singapore	Singapore/ June 3, 2025	100%		Investment holding

BIYA Media	USA/ July 15, 2025		100% owned by Baiya US	Investment holding

Chuzhou Baiwo	PRC – Mainland China/ December 23, 2025		51% owned by Baiya Chengdu	Technical Development, Consulting, and other related services

The Company, Ruifeng BVI, Baiya US, Baiya HK, BIYA Media and Baiya Singapore are essentially holding companies and do not have active operations as of June 30, 2026.

Going Concern

As reflected in the accompanying consolidated financial statements, the Company had accumulated deficits of $13,599,360 and $11,066,628 as of June 30, 2026 and December 31, 2025, respectively. The Company incurred net losses attributable to the Company of $2,432,837 and $4,757,278 for the six months ended June 30, 2026 and 2025, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the consolidated financial statements.

The Management plans to increase its revenue by expanding the business to intelligent SaaS-enabled new-economy human capital platform focused on the full lifecycle management of freelance talent, provide enterprise clients with efficient, customized talent solutions while offering freelancers precise opportunity matching, skills development pathways, and entrepreneurial incubation support.

As of June 30, 2026. the Company had $1,181,159 in cash on hand, and working capital of $26,385,663 including loan receivable from third parties of $18,794,286. The Company has historically funded its working capital needs primarily from operations. The working capital requirements are affected by the efficiency of operations and depend on the Company’s ability to increase its revenue. However, delays in recoveries could negatively impact the Company, and the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

On October 22, 2025, the Company’s Board of Directors approved a reverse stock split of its authorized and issued and outstanding Class A ordinary shares, par value $0.0001 per share (the “Common Stock”), at a ratio of 1-for-25, which became effective on December 29, 2025. After the reverse stock split, every 25 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock with par value $0.0025 per share. An aggregate of 51 shares were adjusted to address rounding differences arising from the 1-for-25 reverse split, with no impact on total shareholders’ equity.

On July 8, 2026, the Company announced a reverse stock split of its authorized and issued and outstanding Class A ordinary shares, par value $0.0025 per share (the “Common Stock”), at a ratio of 1-for-10, which became effective on July 10, 2026. After the reverse stock split, every 10 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock with par value $0.025 per share. The consolidated financial statements were retroactively prepared for the reverse stock split for the periods presented.

2. Significant Accounting Policies and Estimates

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information.

Principles of Consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All intercompany transactions and balances among the Company, its subsidiaries, the VIE and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management bases its estimates and judgments on historical information and on various other assumptions that it believes are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit losses, the valuation allowance for deferred tax assets, the valuation of deferred disposal consideration, and the recoverability of acquisition and service prepayments. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Foreign Currency Translation and Comprehensive income

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its wholly-owned subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities, including the Company’s wholly-owned subsidiaries, VIE and VIE’s subsidiaries is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income (loss) as foreign exchange related gain or loss. The consolidated financial statements of the Company’s subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2025
Balance sheet date spot rates (as of June 30, 2026, June 30, 2025 and December 31, 2025):	$6.7851	$7.1636	$6.9931
Average rate (for the six months ended June 30, 2026 and 2025):	$6.8624	$7.2526	$7.1875

Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The VIE and its subsidiaries maintain most of the bank accounts in mainland China. Balances at financial institutions within mainland China are covered by insurance up to RMB 500,000 (US$76,000) per bank. Any balance over RMB 500,000 per bank in PRC mainland China will not be covered. As of June 30, 2026 and December 31, 2025, cash balances held in banks in PRC mainland China were $160,800 and $81,660, respectively, of which nil and nil, respectively, were not covered by such insurance. The Company has not experienced any losses in accounts held in PRC mainland China’s financial institutions and believes it is not exposed to any significant risks on cash held in such institutions.

Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. As of June 30, 2026 and December 31, 2025, cash of $987,518 and $604,281, respectively, was maintained at U.S. financial institutions, of which $397,415 and $226,515, respectively, was not covered by such insurance. The Company did not experience any losses in such accounts and does not believe the cash is exposed to any significant risk.

Cash maintained at financial institutions in Hong Kong is insured by the Hong Kong Deposit Protection Board up to a limit of HK$500,000 ($64,000). As of June 30, 2026 and December 31, 2025, cash balances maintained at financial institutions in Hong Kong were nil and nil, respectively. The Company, its subsidiaries and the VIE have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Cash was maintained at financial institutions in the British Virgin Islands and the Cayman Islands. Neither jurisdiction has a formal deposit protection scheme. As of June 30, 2026 and December 31, 2025, cash balances maintained at financial institutions in these jurisdictions were nil and nil, respectively. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is subject to significant credit risk.

Digital Assets, Net

The Company accounts for crypto assets that meet the scope criteria of ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets, at fair value. The Company has ownership of and control over its digital assets and the Company may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheet at fair value.

The Company determines and records the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active exchange(s) that the Company has determined is the principal market for such assets (Level I inputs). The Company determines the cost basis of its digital assets using the specific identification of each unit received. Realized and unrealized gains and losses are recorded to other income (expense), net in the Company’s consolidated statement of operations. The Company adopted new accounting policies per ASU 2023-08 Cryptocurrency for fair value on the digital assets that it acquired and currently holds See Note 5 - Digital Assets, Net, for further information regarding digital assets.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. There was no material transition adjustment upon adoption of CECL. The Company applies the CECL model to accounts receivable, loan receivables and other financial assets measured at amortized cost.

Loan receivables from third parties (see Note 7) are also within the scope of ASC 326. Management estimates expected credit losses on these balances using a methodology consistent with that applied to other financial assets, taking into account the borrower’s credit profile, contractual repayment terms, and current and forward-looking economic conditions.

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains credit loss allowance for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment patterns, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Prepayments, Net

Prepayments primarily represent advance payments for services to be received or goods to be delivered. Such balances may be refundable or non-refundable depending on the underlying contractual terms. Prepayments for services are recognized as assets and amortized to expense over the period in which the related services are received. The Company evaluates such balances for impairment when there are indicators that the services may not be fully realized.

Other receivables and other current assets, Net

Other receivables and other current assets primarily include non-interest-bearing loans of the other business entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Management reviews the composition of other receivables and analyzes historical bad debts, and current economic trends to evaluate the adequacy of the reserves. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property and Equipment

Property and equipment primarily consist of electronic equipment, which is at cost less accumulated depreciation. Depreciation expense is calculated on a straight-line basis over estimated useful lives of the assets of 3 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. There was no impairment of property and equipment as of June 30, 2026 and December 31, 2025. Depreciation expense for the six months ended June 30, 2026 and 2025 was $756 and nil, respectively.

Leases

Under ASC 842, “Leases,” a contract is or contains a lease when the Company has the right to control the use of an identified asset. The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for use by the Company.

The Company determines if the lease is an operating or finance lease at the lease commencement date based upon the terms of the lease and the nature of the asset. The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases with a lease term of 12 months or less. Lease payments for short-term leases are recognized as expense on a straight-line basis over the lease term.

The lease liability is measured at the present value of future lease payments, discounted using the discount rate for the lease at the commencement date. As the Company is typically unable to determine the implicit rate, the Company uses an incremental borrowing rate based on the lease term and economic environment at commencement date. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, “Property, Plant, and Equipment,” as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company recognized no impairment of ROU assets. Upon termination or modification of a lease, the Company derecognizes the related lease liability and right-of-use asset and recognizes any resulting gain or loss in the consolidated statements of operations.

Share-based Compensation

The Company accounts for share-based compensation awards to officers, directors, employees, and for acquiring goods and services from nonemployees in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the vesting period. The Company accounts for forfeitures when they occur.

Fair Value Measurement

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement”, which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under these provisions, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances when observable inputs are not available. The hierarchy is described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. As of June 30, 2026, the Company has level 1 fair value calculations on digital assets.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial instruments included in current assets and current liabilities are reported at carrying value, which approximates fair value due to their short-term nature. The fair value of receivables from disposal of subsidiaries is determined based on the present value of expected contractual cash flows using an appropriate market-based discount rate.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2026, by level within the fair value hierarchy:

June 30, 2026 (Unaudited)

	Level 1	Level 2	Level 3	Total
Assets:
Digital assets	$3,708,612	$-	$-	$3,708,612
Total assets	$3,708,612	$-	$-	$3,708,612

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded no impairment charge for the six months ended June 30, 2026 and 2025, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company, through its PRC operating entities, contracts with the labor-demand side companies (employing companies) to facilitate the recruitment labor in PRC.  After the disposition of Juxing and subsidiary Pengze, and VIEs Gongwuyuan and its subsidiaries, the Company’s revenue from continuing operations consists of (1) Intelligent Matching and SaaS Platform services and (2) business management and consulting services.

Intelligent Matching and SaaS Platform Business

The Company operates its human resources service platform in China through its proprietary SaaS system, providing enterprise clients with talent matching and workforce solutions and freelancers with employment opportunities.

The Company’s platform enables enterprise clients to post service requirements and uses data analytics, deep learning, and semantic analysis to match qualified professionals with project requirements. The platform also facilitates and manages the service process through standardized workflows. The Company generally charges enterprise clients a service fee based on a percentage of the transaction value or service fee, with rates varying by industry and cooperation model.

The Company recognizes revenue from its intelligent matching and SaaS platform business in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally enters into service arrangements with enterprise customers pursuant to which it provides talent matching, workforce solutions and related service management. The transaction price is generally determined based on a contractual service fee or a percentage of the underlying transaction value. Revenue is recognized when the related performance obligation is satisfied, generally upon completion and acceptance of the agreed-upon services by the enterprise customer. For services provided continuously over a specified service period, revenue is recognized over time as the services are rendered.

Business Management and Consulting Business

The Company also provides business management and consulting services through Baiya Chengdu. The Company diagnoses difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of the business of its customers. The revenue is recognized at a point in time when service is provided.

Disaggregation of Revenue

For the six months ended June 30, 2026 and 2025, all of the Company’s revenue was generated in the PRC. The Company disaggregates revenue into the revenue streams shown in the following table:

	For the Six Months Ended June 30,
	2026	2025
Category of Revenue
Intelligent Matching and SaaS Platform	$687,562	$-
Business management and consulting services	69,243	-
Total revenues	$756,805	$-

For the six months ended June 30, 2026 and 2025, the revenue from discontinued operations were $1,948,681 and $7,261,545.

Cost of Revenues

Cost of revenue primarily consists of system integration and software service fees, transaction revenue-sharing and payment processing fees associated with the intelligent revenue-sharing system, as well as employee compensation and service fees.

Selling Expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses.

General and Administrative Expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, share-base compensation expense, office rent and management expenses, and office utilities and other office expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. During the six months ended June 30, 2026 and 2025, no costs for research and development were qualified for capitalization; the Company expensed all research and development expenses as incurred. There were no research and development expenses from its continuing operations. The Company has $176,415 and $75,605 research and development expenses from its discontinued operation.

Value Added Taxes (“VAT”)

The Company’s PRC subsidiary, VIE and its subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company ranges from 1% to 9%. Gross sales or service price charged to customers is subject to output VAT and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income. All of the VAT returns filed by the Company’s PRC operating entities have been and remain subject to examination by the tax authorities for five years from the date of this report.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate. As of June 30, 2026 and December 31, 2025, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses, if any.

Non-controlling Interests

The Company follows FASB ASC Topic 810, “Consolidation,” governing the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to non-controlling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations and comprehensive income. Losses attributable to NCI in a subsidiary may exceed an NCI in the subsidiary’s equity. The excess attributable to NCI is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCIs balance.

As of June 30, 2026 and December 31, 2025, the Company had NCIs of $3,885 and $113,382, respectively, representing the non-controlling ownership interests in the VIE and its subsidiaries and other consolidated entities, as applicable.

Net loss per Share

Basic net loss per ordinary share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the six months ended June 30, 2026 and 2025, the Company had no dilutive stocks.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 8.

Segment Reporting

FASB ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the method a company’s management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manners in which management disaggregates a company. Management determining the Company’s current operations constitutes a single reportable segment in accordance with ASC 280.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments were designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company adopted this standard for the year ended December 31, 2024.

The Company operates as a single reportable segment. The Company’s CEO is the chief operating decision maker (“CODM”). The CODM reviews the Company’s financial performance and allocates resources on a consolidated basis using operating profit (loss) as the measure of segment profit or loss. The CODM uses this measure to assess the Company’s performance and make decisions regarding the allocation of resources. No significant segment expense categories are regularly provided to the CODM and included in the reported measure of segment profit or loss.

Significant Risks and Uncertainties

Currency Convertibility Risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Concentrations and Credit Risk

During the six months ended June 30, 2026, the Company had three major customers from continuing operations that accounted for 26%, 17%, and 12% of total revenue, respectively. As of June 30, 2026, balances due from one customer accounted for 100% of total accounts receivable, respectively.

During the six months ended June 30, 2025, the Company had no customer from continuing operations that accounted for more than 10% of total revenue.

During the six months ended June 30, 2026, the Company had one service provider from continuing operations that accounted for 100% of total service purchases. As of June 30, 2026, one service provider accounted for 100% of accounts payable.

During the six months ended June 30, 2025, the Company had no vendor from continuing operations that accounted for more than 10% of total purchases.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of June 30, 2026 and December 31, 2025, the Company had no such contingencies.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

3. New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities.

The amendments introduced by ASU 2023-06 will be effective when the SEC removes the related disclosure or presentation requirement from its existing regulations. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquirer in the Acquisition of a Variable Interest Entity. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting period within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

4. Disposal of subsidiaries

As part of the Company’s ongoing commitment to improve its profitability and support sustainable growth, on June 8, 2026, the Company entered into a share purchase agreement (the “SPA”) with Shengshi International Group Inc., a Cayman Islands exempted company (the “Purchaser”), and Juxing, a wholly owned subsidiary of the Company. Pursuant to the SPA, the Company agreed to sell 100% of its equity interest in Juxing to the Purchaser for aggregate consideration of $2.0 million (the “Disposition”).

The $2,000,000 consideration is payable over three years following closing: $200,000 every four months during the first year, totaling $600,000; $600,000 during the second year; and $800,000 during the third year. As of June 30, 2026, $200,000 had been received and $1,800,000 remained outstanding. The outstanding consideration was discounted at 5.97% and had a carrying amount of $1,635,936. The discount is recognized as interest income over the collection period using the effective interest method.

Juxing owns 100% of Shenzhen Pengze Future Technology Co., Ltd., which controls Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”) through a series of contractual arrangements with certain variable interest entities (“VIEs”), including Gongwuyuan and its subsidiaries and shareholders. Upon completion of the Disposition on June 25, 2026, the Purchaser became the sole shareholder of Juxing and will indirectly control the VIEs.

Prior-period amounts have been reclassified to conform to the current-period presentation of discontinued operations. Such reclassifications had no effect on previously reported total assets, total liabilities or shareholders’ equity.

The following table summarizes the carrying value of the assets and liabilities of discontinued operations Juxing, Shenzhen Pengze and VIEs at June 25, 2026:

Cash and equivalents	$932,492
Prepaid expenses and other receivables	1,570,873
Loan receivable	677,156
Fixed assets, net	2,014
Total assets	$3,182,535

Accounts payable	$98,058
Accrued liabilities and other payables	1,543,445
Loan payable	26,532
Non-controlling interest	117,600
Other current liabilities	83,559

Total liabilities	$1,869,194

The following table shows the results of operations relating to discontinued operations for the six months ended June 30, 2026 and 2025, respectively.

	Six Months ended June 30,
	2026	2025

Revenue	$1,948,681	$7,261,545

Cost of goods sold	1,581,570	6,535,524

Gross profit	367,111	726,021

Operating expenses
Research and development expenses	176,415	75,605
Selling expenses	127,258	32,906
General and administrative expenses	121,356	197,698

Total operating expenses	425,029	306,209

Income/ (Loss) from operations	(57,918)	419,812

Gain from disposal of subsidiaries	884,361	-
Other income, net	88,474	5,878

Income before income taxes	914,917	425,690

Income tax provision	2,619	19,769

Net Income	$912,298	$405,921

The following table summarizes the carrying value of the assets and liabilities of discontinued operations Juxing, Shenzhen Pengze and VIEs at December 31, 2025:

Cash and equivalents	$105,015
Accounts receivable, net	1,652,351
Due from related parties	34,991
Prepaid expenses and other receivables	1,434,384
Loan receivable	657,943
Restricted cash, non-current	1,430,000
Right-of-use asset, net	42,745
Fixed assets, net	1,954
Assets from discontinued operations	$5,359,383

Accounts payable	$2,001,641
Loan payable to third parties	107,250
Advance from customers	30,975
Accrued liabilities and other payables	1,643,827
Taxes payable	101,430
Due to related parties	211,299
Lease liabilities	42,745

Liabilities from discontinued operations	$4,139,167

5. Digital Assets

During the six months ended June 30, 2026, the Company acquired digital assets, which were held with BitGo Trust Company.. The table below summarizes the composition of digital assets as of June 30, 2026.

	June 30, 2026 (Unaudited)
	Units	Cost Basis	Fair Value
Digital assets held:
Native BNB	3,136	$546	$1,710,836
Tether USD	2,000,003	1	1,997,776

Total	2,003,139	$547	$3,708,612

Native BNB does not represent cash, cash equivalents, or a stablecoin, and it is not redeemable or convertible on a dollar-for-dollar basis with any fiat currency. The value of Native BNB is not fixed and is subject to market volatility, with prices determined by supply and demand in active trading markets. As of June 30, 2026, no impairment or downward revaluation was recognized.

Tether USD (“USDT”) is a U.S. dollar-denominated stablecoin issued by Tether and designed to maintain a value of approximately one U.S. dollar per token. USDT is a digital asset that operates on blockchain networks and is backed by reserves maintained by its issuer. Although USDT is designed to maintain parity with the U.S. dollar, its market value may fluctuate due to market conditions, liquidity, regulatory developments, and risks associated with the issuer and its reserves.

The following represents the changes in quantity of BNB and the respective fair value:

	Native BNB	Fair Value
Beginning balance as of January 1, 2026	-	$-
BNB purchased	8,423	6,655,558
BNB sold	(5,107)	(5,026,452)
Net realized gain on investments in BNB	-	81,730
Ending balance as of June 30, 2026	3,316	$1,710,836

6. Prepaid Expenses and Other Current Assets

Prepaid expense and other current assets mainly consisted of the following:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Prepaid expenses	$3,373,673	$4,480,810
Other receivables	19,037	-
Total	$3,392,710	$4,480,810

As of June 30, 2026, prepaid expenses mainly consisted of $717,753 of prepaid stock compensation expense, including amounts relating to employees who provided services in connection with the proposed acquisition of Starfish Technology-FZE, $1,173,920 relating to shares issued in connection with the proposed acquisition of Starfish Technology-FZE (see Notes 11 and 13), and $1,482,000 of prepaid advertising, promotion and telecom service expenses. As of December 31, 2025, prepaid expenses mainly consisted of $2,309,457 of prepaid advertising, promotion and telecom service expenses, $997,433 of prepaid stock compensation expense, including amounts relating to employees who provided services in connection with the proposed acquisition of Starfish Technology-FZE, and $1,173,920 relating to shares issued in connection with the proposed acquisition of Starfish Technology-FZE (see Notes 11 and 13).

7. Loan Receivable from Third Parties

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Loan receivable from third parties, current	18,794,286	16,996,022
Total	$18,794,286	$16,996,022

The Company entered into the following loan agreements with third parties:

1. On December 15, 2025, the Company entered into a loan agreement with Xinyi International Group Ltd., pursuant to which the Company provided a loan in the principal amount of $8,496,022. The loan is non-interest-bearing, has a contractual term of 12 months, and may be prepaid at any time without penalty. As of June 30, 2026 and December 31, 2025, the loan remained outstanding and was not yet due. Management has evaluated the expected credit losses considering the borrower’s financial condition, the short-term nature of the loan, and the absence of any past-due or default indicators, and concluded that no allowance for credit losses is required as of June 30, 2026.

2. On December 15, 2025, the Company entered into a loan agreement with Hesheng International Group Ltd., pursuant to which the Company provided a loan in the principal amount of $8,500,000. The loan is non-interest-bearing, has a contractual term of 12 months, and may be prepaid at any time without penalty. During the six months ended June 30, 2026, the Company received a repayment of $200,000 on the loan. As of June 30, 2026 and December 31, 2025, the loan remained outstanding and was not yet due. Management has evaluated the expected credit losses considering the borrower’s financial condition, the short-term nature of the loan, and the absence of any past-due or default indicators, and concluded that no allowance for credit losses is required as of June 30, 2026.

3. On June 16, 2026, the Company entered into a loan agreement with Hongyu Wang, pursuant to which the Company provided a loan in the principal amount of 2,000,000 USDT, with a fair value of $1,998,264 on the transaction date, with an interest rate of 8%, has a contractual term of 12 months, and may be prepaid at any time without penalty. As of June 30, 2026, the loan remained outstanding and was not yet due. Management has evaluated the expected credit losses considering the borrower’s financial condition, the short-term nature of the loan, and the absence of any past-due or default indicators, and concluded that no allowance for credit losses is required as of June 30, 2026.

All borrowers are third parties and are not related parties of the Company.

The following table summarizes loan balances as of June 30, 2026:

Borrower	Principal (USD)	Interest Rate	Maturity Date	Status
Hongyu Wang	2,000,000	8%	June 15, 2027	Current
Xinyi International Group., Ltd.	8,496,022	-%	December 16, 2026	Current
Hesheng International Group., Ltd.	8,300,000	-%	December 16, 2026	Current

8. Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly consisted of the following:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Deposits	$1,585,437	$266,667
Accrued expenses	516,667	265,518
Salary payable	20,846	6,729
Others	87,348	79,030
Total	$2,210,298	$617,944

As of June 30, 2026, the investor deposit was refundable in cash and therefore represented a liability of the Company. Subsequent to June 30, 2026, the Company and the investor agreed to settle a portion of the outstanding balance through the issuance of common shares based on the applicable contractual terms. Accordingly, the subsequent share settlement does not affect the liability classification as of June 30, 2026.

As of June 30, 2026, accrued expenses primarily consisted of $516,667 accrued professional fees.

As of December 31, 2025, accrued expenses mainly included accrued professional fees of $265,518.

9. Related Party Balances

Related party affiliations were attributed to transactions conducted between the Company and its shareholders or business entities partially or wholly owned by the Company’s officers or shareholders. Related party balances as of June 30, 2026 and December 31, 2025 are identified as follows:

Related Party Balances:

a) Due from related parties

The Company periodically loans funds to related parties for general business purposes. The balances are typically interest-free and due on demand. As of June 30, 2026 and December 31, 2025, total amounts due from related parties were $987,230 and $389,130, respectively. As of June 30, 2026 and December 31, 2025, the balance primarily consisted of amounts due from Mr. Weilai Zhang, a shareholder and former director and former Chairman of the Company, and his affiliated entities.

b) Due to related parties

As of June 30, 2026 and December 31, 2025, total amounts due to related parties were $800 and $800, respectively.

10. Income Tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current and applicable laws of BVI, Ruifeng BVI is not subject to tax on income or capital gains.

Hong Kong

Prior to its disposal on June 25, 2026, Juxing HK was incorporated in Hong Kong and was subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Juxing HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Juxing HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

BIYA Singapore is incorporated in Singapore and is subject to income tax under the regulations of Inland Revenue Authority of Singapore. Singapore operates a territorial basis of taxation. Income tax is imposed on income accruing in or derived from Singapore, or received in Singapore from outside Singapore. Capital gains are generally not subject to tax. The statutory corporate income tax rate is 17%. BIYA Singapore did not generate any taxable income and incurred a net loss. Accordingly, no provision for income tax has been recorded.

United State of America

Baiya U.S. and Baiya Media were incorporated in the State of Delaware and are subject to U.S. federal corporate income tax at a rate of 21%. Baiya U.S. is also registered to conduct business in the State of New York and, accordingly, is subject to taxation in New York State. For taxable years prior to January 1, 2027, the New York State corporate franchise tax rate on business income is 7.25%. Corporations are required to compute and pay the highest amount determined under four alternative bases: (i) 7.25% of net income, (ii) 0.1875% of the capital base, (iii) a fixed dollar minimum tax, or (iv) 1.5% of minimum taxable income.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2022 to December 31, 2025, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.A company recognized as a High-Tech Enterprise is eligible for a preferential enterprise income tax rate of 15%, reduced from the statutory rate of 25%, for a total of three years, including the year in which the High-Tech Enterprise Certificate is issued and the following two consecutive years, thereby benefiting from a 10% reduction in the applicable income tax rate.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

11. Shareholders’ Equity

Ordinary and Preferred Shares

The Company was incorporated under the laws of the Cayman Islands on October 18, 2021. The authorized number of ordinary shares was 500,000,000 shares with a par value of $0.025 per share, and 40,000 ordinary shares were issued on October 18, 2021.

On December 14, 2022, all the shareholders and directors of the Company approved to amend the Company’s authorized share capital by creating two classes of shares in the authorized share capital, (i) 400,000,000 ordinary shares of $0.025 par value each and (ii) 100,000,000 preferred shares of $0.025 par value each. The issued share capital remains unchanged, being 4,000 ordinary shares of par value of $0.025 each on December 14, 2022.

On December 15, 2022, all the directors of the Company approved to issue additional 396,000 ordinary shares at par value of $0.025 per shares to all existing shareholders on a pro rata basis, subject to the Company receiving the subscription prices of $990 in cleared funds. The Company recorded a $990 subscription receivable from the existing shareholders for the issuance of 396,000 ordinary shares, which was subsequently received in 2023. The Company considered this stock issuance was part of the Company’s reorganization to result in 400,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split.

On May 30, 2025, at the annual general shareholder meeting, the shareholders approved (1) immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the “Increase of Authorized Share Capital”), (2) immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps: (a) 1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and (b)100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the “Share Capital Reorganization”). The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On December 29, 2025, the Company effected a 25-for-1 reverse share split of its Class A ordinary shares, whereby every twenty-five (25) issued and outstanding shares were consolidated into one (1) share. In connection with the reverse share split, the par value per share was increased proportionately from $0.0001 to $0.0025 per share. As a result of the reverse share split, the number of issued and outstanding Class A ordinary shares was reduced on a proportionate basis.

On July 8, 2026, the Company announced a reverse stock split of its authorized and issued and outstanding Class A ordinary shares, par value $0.0025 per share (the “Common Stock”), at a ratio of 1-for-10, which became effective on July 10, 2026. After the reverse stock split, every 10 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock with par value $0.025 per share. The consolidated financial statements were retroactively prepared for the reverse stock split for the periods presented.

Shares Issued for Equity Financing

During the six months ended June 30, 2026, the Company entered into equity financing arrangements with multiple investors, including standby equity subscription agreements (“SESAs”) and a securities purchase agreement (“SPA”), pursuant to which the Company agreed to issue and sell an aggregate of 2,569,577 Class A ordinary shares at prices determined in accordance with the respective agreements. The aggregate gross consideration from these transactions was approximately $10.28 million, before deduction of related fees and expenses. As of June 30, 2026, the Company had a subscription receivable of $4,814,678 in connection with these equity financing arrangements.

From April to June 2025, the Company entered into certain securities purchase agreements with multiple investors, under which the Company agreed to sell 26,856 Class A ordinary shares to these investors. The purchase price per share ranged from $135.63 to $992.5. The total gross proceeds from this offering amounted to approximately $17.82 million, before any fees or expenses are deducted.

Shares Issued to Employees

During the six months ended June 30, 2026, the Company issued an aggregate of 56,497 shares to its employees as stock compensation expense. The fair value of 56,497 shares was $911,601.

During the six months ended June 30, 2025, the Company issued aggregate of 1,600,000 shares of Class B common stock to its former CEO and its former Chairman as stock compensation expense. The fair value of 1,600,000 shares was $1,001,600.

Shares Issued to Consultants

From January 1 to June 30, 2025, the Company issued aggregate of 3,138 shares to its consultants or consulting firms as share compensation expense. The fair value of 3,138 shares was $735,136.

Shares Issued in Connection with Proposed Acquisition

On September 19, 2025, the Company entered into a share purchase agreement with the owner of Starfish Technology-Fze, pursuant to which the Company agreed to acquire 100% of the equity interests in Starfish Technology-Fze in consideration for the issuance of 9,280 shares of the Company’s common stock. The fair value of the shares issued was $1,173,920.

On July 2, 2026, the Company entered into a Stock Purchase Agreement (the “Agreement”) with Shengshi International Group Inc. (“Acquiror”) and Starfish Technology-FZE (the “Target Company”), in connection with the transfer of the equity interests in the Target Company to the Acquiror for cash consideration of US$1,000,000.

The Company is currently evaluating, in consultation with legal counsel, the legal status of the proposed acquisition and its rights and obligations in respect of the shares previously issued in connection with the proposed acquisition.

12. Commitments and Contingencies

As of reported date, the Company has no commitments and contingencies that need to be disclosed.

13. Subsequent Events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the following subsequent event needs to be disclosed.

On July 2, 2026, the Company entered into a Stock Purchase Agreement with Shengshi International Group Inc. (“Acquiror”) and Starfish Technology-FZE (“Starfish”), pursuant to which the equity interests in Starfish are to be transferred to the Acquiror for cash consideration of US$1,000,000.

The Company had previously entered into a Stock Purchase Agreement dated September 19, 2025 in connection with the proposed acquisition of Starfish and had issued shares to the sellers and certain consultants and employees in connection with that transaction.

The Company is currently evaluating, in consultation with legal counsel, the legal status of the prior transaction and its rights and obligations in respect of the shares previously issued. The Company will evaluate the accounting implications of these matters based on the outcome of the legal assessment.